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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GENTEK INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

37245X203

(CUSIP Number)

April 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 37245X203			06-1503286

1.	Name of Reporting Person: Green River Management I, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 06-1503286

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 325,497

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 325,497

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 325,497

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%**

12.	Type of Reporting Person*: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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13G
CUSIP No. 37245X203			06-1510782

1.	Name of Reporting Person: Green River Offshore Fund Management Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 06-1510782

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 179,812

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 179,812

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 179,812

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.8%**

12.	Type of Reporting Person*: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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13G
CUSIP No. 37245X203

1.	Name of Reporting Person: Mark McGrath		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 505,309

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 505,309

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 505,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%**

12.	Type of Reporting Person*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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SCHEDULE 13G

      This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Green River Management I, L.L.C., a Delaware limited liability company (“Green River Management”) and Green River Offshore Fund Management Company, L.L.C., a Delaware limited liability company (“Green River Offshore Management,” and together with Green River Management, “Green River”), and Mr. Mark McGrath, principal of Green River.

      This Schedule 13G relates to the shares of Common Stock, no par value (the “Common Shares”), of GenTek Inc., a Delaware corporation, purchased by Green River for the account of (i) Green River Fund I, L.P. (“Green River I”), of which Green River Management is the general partner, (ii) Green River Fund II, L.P. (“Green River II”), of which Green River Management is the general partner, (iii) Green River Offshore Fund, Ltd. (“Green River Offshore”), to which Green River Offshore Management acts as investment manager.

Item 1(a)	Name of Issuer.

GenTek Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

90 East Halsey Road
Parsippany, New Jersey 07054

Item 2(a)	Name of Person Filing.

Green River Management I, L.L.C., Green River Offshore Fund Management Company, L.L.C. and Mark McGrath

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

610 Fifth Avenue, Suite 305
New York, NY 10020

Item 2(c)	Citizenship or Place of Organization.

Green River Management and Green River Offshore Management are each a limited liability company organized under the laws of the State of Delaware. Mark McGrath is the principal of Green River and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, no par value

Item 2(e)	CUSIP Number.

37245X203

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Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	Green River and Mr. McGrath are the beneficial owners of 505,309 Common Shares.

(b)	Green River and Mr. McGrath are the beneficial owners of 5.0% of the outstanding Common Shares. This percentage is determined by dividing 505,309 by 10,098,570, the number of Common Shares issued and outstanding as of March 10, 2005, as reported in the Form 10-K filed on March 16, 2005 with the Securities and Exchange Commission.

(c)	Green River Management, as the general partner of Green River I and Green River II, has the sole power to vote and dispose of the 325,497 Common Shares held by Green River I and Green River II. Green River Offshore Management, as the investment manager of Green River Offshore, has the sole power to vote and dispose of the 179,812 Common Shares held by Green River Offshore. As the principal of Green River, Mr. McGrath may direct the vote and disposition of the 505,309 Common Shares beneficially owned by Green River.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 505,309 shares of Common Shares owned by Green River I, Green River II, or Green River Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

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Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated April 22, 2005, between Green River and Mark McGrath.

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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: April 22, 2005

Green River Management I, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

Green River Offshore Fund Management Company, L.L.C.
By:	/s/ Mark McGrath
Mark McGrath, Principal

/s/ Mark McGrath
Mark McGrath

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